Citigroup Global Markets Inc.

388 Greenwich Street, New York, NY 10013

Raymond James & Associates, Inc.

277 Park Avenue, Suite 410, New York, NY 10172

RBC Capital Markets, LLC

Three World Financial Center, 200 Vesey Street, New York, NY 10281

February 3, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Sonia Gupta Barros

Re:	Easterly Government Properties, Inc.
Registration Statement on Form S-11 (File No. 333-201251)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Easterly Government Properties, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 PM, Eastern Time, on February 5, 2015 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: January 26, 2015 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 1,100 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

RAYMOND JAMES & ASSOCIATES, INC.

RBC CAPITAL MARKETS, LLC

As Representatives of the Underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Meghan Baivier
Name:	Meghan Baivier
Title:	Vice President

By:	RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Steven Loffman
Name:	Steven Loffman
Title:	Vice President

By:	RBC CAPITAL MARKETS, LLC

By:	/s/ Mark Hagan
Name:	Mark Hagan
Title:	Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST]